

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2020

Stuart Levy
Executive Vice President, Chief Financial Officer
Domino's Pizza, Inc.
30 Frank Lloyd Wright Drive
Ann Arbor, MI 48105

> **Re: Domino's Pizza, Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2019**
> **Filed February 20, 2020**
> **File No. 001-32242**

Dear Mr. Levy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 29, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
2019 compared to 2018, page 33

1. Please disclose the business reasons for changes between periods in each segment's ASC 280 profit measure and amounts in the Other column in Note 12 of your financial statements. In circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Financial Statements
Note 12. Segment Information, page 71

2. Please disclose in greater detail the types of amounts included in the Other column of your segment reconciliation in arriving at the total for each segment profit measure. Please also

provide the segment disclosures discussed in ASC 280-10-50-22(e) through (j) or tell us how you concluded they need not be provided.

3. Please tell us your basis for presenting two measures of each segment's profit (segment income and income from operations). Also, explain why the segment income measure is permitted to be disclosed, when the income from operations measure appears to be most consistent with GAAP. Refer to ASC 280-10-50-27 and 50-28.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada at (202) 551-3659 or Rufus Decker at (202) 551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services